Exhibit 99.1

Investor News	Dr Dominik Heger
Head of Investor Relations & Corporate Communications

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
Dominik.Heger@fmc-ag.com
April 5, 2017	www.freseniusmedicalcare.com

Fresenius Medical Care published form 20-F for the fiscal year 2016

Bad Homburg, Germany —Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, announced that it has filed the annual report 2016 under form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is available at the company’s website www.freseniusmedicalcare.com in the “Investors” section as well as at the SEC’s website, www.sec.gov.

A hard copy of Fresenius Medical Care’s annual report on form 20-F including the complete audited financial statements may be obtained from the company free of charge upon request to the company’s Investor Relations department by email at
ir@fmc-ag.com.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,624 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 308,471 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.